Exhibit 99.2

Execution Version

LOAN AGREEMENT

THIS LOAN AGREEMENT (“Loan Agreement”) is effective as of the 9th day of April, 2009 (the “Effective Date”)

BETWEEN:

SIGMA LAMAQUE LIMITED PARTNERSHIP, a limited partnership formed under the Civil Code of Québec (the “Lender”) having an office at Suite 1550 – 400 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A6.

and

CANADIAN MINERALS PARTNERSHIP, a partnership governed by the Partnerships Act (Ontario) (the “Borrower”), having an office at 3400 First Canadian Centre, 350 – 7th Avenue SW, Calgary, Alberta, Canada, T2P 3N9.

The Lender and the Borrower being collectively referred to hereinafter as the “Parties” and each one a “Party”,

RECITALS:

A.

The Lender wishes to allocate to the Borrower US$160,000,000 (the “Principal Sum”) as a loan to the Borrower effected by the Lender (the “Loan”).

B.

The Parties have agreed that the Loan will be subject to the terms and conditions as set out below in this Loan Agreement.

NOW THEREFORE for good and valuable consideration the receipt and sufficiency of which are hereby acknowledged by the Parties), the PARTIES HAVE AGREED AS FOLLOWS:

1.

Loan Amount

Subject to and upon the terms and conditions set forth in this Loan Agreement, the Lender has granted to the Borrower the Loan and the Borrower has accepted the Loan, as from the Effective Date.

2.

Payments and Interest

(a)

The outstanding Principal Sum of the Loan, together with the accrued and unpaid interest thereon (at the rate set forth below), shall be due and payable in full on April 9, 2014 (the “Due Date”).

(b)

The unpaid Principal Sum of this Loan Agreement shall bear interest at the fixed rate of 11% per annum (the “Interest”).  Interest shall be computed on the basis of the actual number of days elapsed and a year of 365 days.  Interest shall be payable in arrears quarterly, with the first such payment being due and payable on May 15, 2009, and subsequent payments being due and payable on the 15th day of February, May, August and November in each year (each, an “Interest Payment Date”).  Interest which is not paid to the Lender by the applicable Interest Payment Date (“Late Interest”) shall itself bear interest at the rate of 15% per annum from the Interest Payment Date to the date of payment.

(c)

For the purpose of the Interest Act (Canada) the yearly rate of interest to which each rate of interest per annum payable under this Loan Agreement is equivalent is such rate multiplied by a fraction, the numerator of which is the number of days in the relevant year of calculation and the denominator of which is 365.

(d)

Notwithstanding anything contained herein, in no event shall the aggregate “interest” (as defined in section 347 of the Criminal Code (Canada)) payable hereunder exceed the effective annual rate of interest on the “credit advanced” (as defined in that section) hereunder lawfully permitted by that section and, if any payment, demand or collection pursuant to this Loan Agreement in respect of “interest” (as defined in that section) is determined to be contrary to the provisions of that section, such payment or collection or demand shall be deemed to have been made by mutual mistake of the Borrower and the Lender and the amount of such payment or collection shall be refunded to the Borrower.

3.

Prepayment Right

The Borrower shall have the right on 30 days’ written notice to the Lender (the “Prepayment Notice”) to prepay up to US$25,000,000 on a cumulative basis of the original Principal Sum of the Loan at any time or times, following the 1st anniversary of the Effective Date during the remaining term of the Loan, by the transfer to the Lender of one or more mining royalty interests, including an interest in such mineral royalty interests (“Royalty Interests”) in satisfaction of an amount of the Principal Sum equal to the fair market value of such Royalty Interest as certified in writing by a valuation (to be addressed to the Borrower and the Lender) performed by an accredited appraiser experienced in mineral properties valuation (“Valuator”) jointly selected by the Borrower and the Lender.  Any such prepayment of the Loan in kind may only occur on the condition that the Bank (as defined below) and any Additional Secured Party (as defined below) must consent in writing to the transfer of such Royalty Interest to the Lender.

[Prepayment mechanics omitted.]

4.

Duration

This Loan Agreement shall terminate automatically and without further notice or judicial intervention being required, on the Due Date except as to rights and obligations which have accrued on or prior to the Due Date.

5.

Proof

Proof of the amount owed by the Borrower to the Lender and the reason therefore shall be derived from the Lender’s accounting records unless the Borrower proves that such amount is materially different or proves fraud on the part of the Lender.  For the avoidance of doubt, in case of such a dispute over any balance which the Lender’s records show are payable by the Borrower, the Borrower shall not be entitled to refuse or suspend payment of the balance in full or in part pending determination of the dispute.

6.

Security

The Parties agree that the Principal Sum of the Loan shall not be secured by any of the assets of the Borrower.  The Lender acknowledges that assets acquired through the use of any or all of the Principal Sum of the Loan by the Borrower may be subject to a security interest when acquired in favour of The Bank of Nova Scotia or other Canadian bank (“Bank”) or other party with a priority interest in the assets of the Borrower (“Additional Secured Party”) and that any claim by the Lender shall be subordinated to such claims of the Bank or Additional Secured Party.

7.

Payments by the Borrower to the Lender

(a)

All payments as referred to in this Loan Agreement under Section 2 shall be made to a bank account designated by the Lender in United States dollars (US$).

(b)

In case the Due Date for payment falls on a day that is not a Business Day, payment shall be made on the immediately following Business Day, without any additional compensation being due. For the purposes of this Loan Agreement, “Business Day” shall mean any day other than a Saturday, Sunday or any other day on which banks are closed for business in Englewood, Colorado.

(c)

The Borrower shall be entitled to set-off against any amounts payable by the Borrower to the Lender hereunder any amount which may be payable by the Lender to the Borrower at the relevant time.

8.

Costs and Taxation

(a)

All costs arising out of and in connection with the delivery, the completion and/or the execution of this Loan Agreement shall be for the account of the Borrower.

(b)

Each party shall bear its own tax expenses which arise from the execution of this Loan Agreement.

(c)

The Borrower shall withhold or deduct from any payments made by the Borrower under, or with respect to this Loan Agreement, any amounts that may be imposed or levied by or on behalf of any governmental authority having jurisdiction on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) (collectively, “Taxes”).  If any such withholding or deduction is required by law in respect of any such payment, then the Borrower shall make such payment directly to the applicable governmental authority, such payment being deemed to be a payment to the Lender for the purposes hereof.  The Borrower shall use commercially reasonable efforts to assist the Lender in obtaining the release of such funds.

9.

Representations and Warranties

9.1

Representations and Warranties of the Lender

The Lender represents and warrants to the Borrower as set out in the following Subsections of this Section and acknowledges that the Borrower is relying upon such representations and warranties in entering into this Agreement.

9.1.1

Organization

(a)

The Lender (i) is a limited partnership duly constituted, validly existing and in good standing under the laws of the Province of Québec, and (ii) is duly qualified and authorized to do business in the Province of Québec, in the Province of Ontario, in the province of British Columbia and in each other jurisdiction where the character of its properties or the nature of its activities makes such qualification necessary.

9.1.2

Authorization, No Conflict

(a)

The Lender is duly authorized to execute and deliver this Agreement, and the execution and delivery hereof (a) does not and will not contravene (i) its constating documents, or (ii) any other laws applicable to or binding on it, (b) does not and will not contravene or result in any material breach of or constitute any material default under, any agreement or instrument to which it is a party or by which it may be bound or affected, or (c) does not and will not require the consent or approval of any person which has not already been obtained.

9.1.3

Enforceability

(a)

This Agreement is a legal and valid agreement and constitutes a binding obligation of the Lender, enforceable against it in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting the enforcement of creditors’ rights generally, and subject to general equitable principles.

9.2

Representations and Warranties of the Borrower

The Borrower represents and warrants to the Lender as set out in the following Subsections of this Section and acknowledges that the Lender is relying upon such representations and warranties in entering into this Agreement.

9.2.1

Organization

(a)

The Borrower (i) is a partnership duly constituted, validly existing and in good standing under the laws of the Province of Ontario, and (ii) is duly qualified and authorized to do business in the Province of Ontario and in each other jurisdiction where the character of its properties or the nature of its activities makes such qualification necessary.

9.2.2

Authorization, No Conflict

(a)

The Borrower is duly authorized to execute and deliver this Agreement, and the execution and delivery hereof (a) does not and will not contravene (i) its constating documents, or (ii) any other laws applicable to or binding on it, (b) does not and will not contravene or result in any material breach of or constitute any material default under, any agreement or instrument to which it is a party or by which it may be bound or affected, or (c) does not and will not require the consent or approval of any person which has not already been obtained.

9.2.3

Laws, Regulations, etc.

(a)

The Borrower is conducting its business operations in compliance with its constating documents and all material legal requirements applicable to or binding on it.

9.2.4

Enforceability

(a)

This Agreement is a legal and valid agreement and constitutes a binding obligation of the Borrower, enforceable against it in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting the enforcement of creditors’ rights generally, and subject to general equitable principles.

9.2.5

Litigation

(a)

At the date hereof, there are no pending or, to the best of the Borrower’s knowledge, threatened actions or proceedings of any kind, including actions or proceedings of or before any governmental authority, to which the Borrower is a party, is subject to, or by which it is bound, that could materially adversely affect the Borrower’s ability to perform its obligations under this Agreement.

9.2.6

Insolvency

(a)

The Borrower has not committed an act of bankruptcy, is not insolvent, has not proposed a compromise or arrangement to its creditors generally, has not had any petition for a receiving order in bankruptcy filed against it, has not made a voluntary assignment in bankruptcy, has not taken any proceeding with respect to any compromise or arrangement, has not taken any proceeding to have itself declared bankrupt or wound up, has not taken any proceeding to have a receiver appointed for it or any part of its assets, and has not had any encumbrancer take possession of any of its property.

10.

Events of Default, Remedies

10.1

Events of Default

The occurrence of any of the following events shall constitute an event of default (individually, an “Event of Default”, and collectively, “Events of Default”) hereunder:

10.1.1

Failure to Make Payments

(a)

The Borrower shall fail to pay, in accordance with the terms of this Agreement, any principal or interest then payable on the Loan within two (2) Business Days of the Interest Payment Date,  provided that, in the case of an Event of Default under this Section 10.1.1(a) relating to a payment of interest which arises at least one year after any previous such default relating to a payment of interest, the Borrower shall have a period of thirty (30) days to remedy such default by payment of such interest amounts owed, including Late Interest, to the Lender before the end of that period.

10.1.2

Breach of Terms of Agreement

(a)

The Borrower shall fail to perform or observe any of the covenants or obligations set forth in this Agreement provided that if the failure of the Borrower to perform or observe any of the covenants occurs through inadvertence or mistake and if such breach is remediable, Borrower shall have a period of thirty (30) days to remedy such breach upon its becoming aware thereof.

10.1.3

Misstatements

(a)

Any representation, warranty or certificate made or prepared by, under the control of, or on behalf of, the Borrower and furnished to the Lender pursuant to this Agreement shall contain an untrue or misleading statement of a material fact as of the date made.

10.1.4

Bankruptcy; Insolvency

(a)

If in respect of the Borrower the following shall occur:

(i)

a decree or order of a court of competent jurisdiction is entered adjudging the Borrower a bankrupt or insolvent or approving as properly filed a petition seeking the winding-up of the Borrower under the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada) or the Winding-Up and Restructuring Act (Canada) or any other bankruptcy, insolvency or analogous laws or issuing sequestration or process of execution against any substantial part of the assets of the Borrower or ordering the winding up or liquidation of its affairs; or

(ii)

the Borrower becomes insolvent, makes any assignment in bankruptcy or makes any other assignment for the benefit of creditors, makes any proposal under the Bankruptcy and Insolvency Act (Canada) or any comparable law, seeks relief under the Companies’ Creditors Arrangement Act (Canada), the Winding Up and Restructuring Act (Canada) or any other bankruptcy, insolvency or analogous law, is adjudged bankrupt, files a petition or proposal to take advantage of any act of insolvency, consents to or acquiesces in the appointment of a trustee, receiver, receiver and manager, interim receiver, custodian, sequestrate or other person with similar powers of itself or of all or any substantial portion of its assets, or files a petition or otherwise commences any proceeding seeking any reorganization, arrangement, composition or readjustment under any applicable bankruptcy, insolvency, moratorium, reorganization or other similar law affecting creditors’ rights or consents to, or acquiesces in, the filing of such a petition; or

(iii)

any proceeding or filing will be instituted or made against the Borrower seeking to have an order for relief entered against the Borrower as debtor or to adjudicate it bankrupt or insolvent, or seeking liquidation, winding-up, reorganization, arrangement, adjustment or composition under any law relating to bankruptcy, insolvency, reorganization or relief or debtors (including, without limitation, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) and the Winding-Up and Restructuring Act (Canada)), or seeking appointment of a receiver, trustee, custodian or other similar official for such Subject Person or for any substantial part of its properties or assets unless the same is being contested actively and diligently in good faith by appropriate and timely proceedings and is dismissed, vacated or permanently stayed within thirty (30) days of institution;

(iv)

provided, however, that the foregoing shall not result in an Event of Default under this Section if the Borrower obtains a guarantor for the Borrower within 45 days after the applicable event; provided that if, in the reasonable judgment of the Lender, the Borrower is working diligently and in good faith to obtain a guarantor for such the Borrower during such forty-five (45) day period and no material adverse effect shall have occurred during such period, such forty-five (45) day period may be extended for a further forty-five (45) day period.

10.2

Exercise of Remedies

Upon the occurrence and during the continuation of an Event of Default, the Lender may, without further notice of default, presentment, demand for payment, protest or notice of non payment or other notices or demands of any kind, all such notices and demands being waived to the extent permitted by applicable law, exercise any or all of the following rights and remedies, in any combination or order that Lender may elect, in addition to such other rights or remedies as the Lender may have hereunder or at law:

10.2.1

Cure by Lender

(a)

Without any obligation to do so, make disbursements or loans to or on behalf of the Borrower to cure any Event of Default hereunder and to cure any default and render any performance as the Lender in its sole discretion may consider necessary or appropriate, whether to preserve and protect the Principal Sum or the Lender’s interest therein or for any other reason, and all sums so expended, together with interest on such total amount at the Interest Rate, shall be repaid by the Borrower to the Lender on demand, notwithstanding that such expenditures may, together with amounts advanced under this Agreement, exceed the aggregate amount of the Loan.

10.2.2

Acceleration

(a)

Declare and make all sums of accrued and outstanding principal and accrued but unpaid interest remaining under this Agreement together with all unpaid fees, costs, charges and other amounts due hereunder immediately due and payable.

11.

Miscellaneous

(a)

The failure of either Party to enforce the provisions of this Loan Agreement, or the failure to require performance by the other Party of any of the provisions of this Loan Agreement at any time, shall in no way constitute a present or future waiver or such provisions, nor in any way affect the validity of either Party to enforce each and every such provision.

(b)

This Loan Agreement may be executed in counterparts, each of which shall constitute an original document, and all of which, taken together, shall constitute one instrument.

(c)

This Loan Agreement can be amended at any time by written agreement between the Parties.

(d)

The parties hereto expressly request and require that this Loan Agreement be drafted in English. Les parties aux présentes reconnaissent avoir requis que la présente convention de prêt soit rédigée en anglais seulement.

(e)

This Loan Agreement shall enure to the benefit of, and be binding upon, the Parties and their respective successors and permitted assigns.

(f)

Neither Party may assign the Loan Agreement to a third party without the prior written consent of the other Party.

(g)

The provision of headings and the division of this Loan Agreement into articles, sections and other subdivisions are for convenience of reference only and shall not affect the interpretation hereof.

(h)

In this Loan Agreement, the singular includes the plural, the plural includes the singular, and any gender includes the other genders.

12.

Entire Agreement and Severability

(a)

This Loan Agreement shall contain the entire agreement and understanding between the Parties with respect to the subject matter hereof.

(b)

In the event that any of the provisions contained in this Loan Agreement shall be deemed invalid or unenforceable, then the remaining provisions shall be construed as if such invalid or unenforceable provisions were not contained herein; and such invalid and unenforceable provision shall then be deemed to have been replaced by a provision which as closely as possible meets the intention of the Parties when inserting the original provision.

13.

Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario, Canada.  Each of the parties hereto voluntarily and irrevocably submits itself to the non-exclusive jurisdiction of the courts of Ontario with respect to any matter arising hereunder.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF THE PARTIES HERETO HAVE EXECUTED THIS  LOAN AGREEMENT.

SIGMA LAMAQUE LIMITED PARTNERSHIP by its general partner, SIGMA LAMAQUE MANAGEMENT INC.
Per:	(Signed) Robert Friesen
Robert Friesen
President

CANADIAN MINERALS PARTNERSHIP by its managing partner, VOISEY’S BAY HOLDING CORPORATION
Per:	(Signed) Ray W. Jenner
Ray W. Jenner
Chief Financial Officer & Secretary